

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 27, 2010

Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, MD 21202

      Re: Constellation Energy Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 26, 2010
            File No. 1-12869

Dear Mr. Thayer:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,
                    /s/ Andrew Mew
                    Accounting Branch Chief